SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to ss.240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to ss.240.13d-2

                    Under the Securities Exchange Act of 1934

                                (Amendment No.)*


                                Ferro Corporation
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                         ------------------------------

                         (Title of Class of Securities)

                                    315405100
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1. NAMES OF REPORTING PERSONS

         TIAA-CREF Investment Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ( )
                                                              (b) ( )


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER           6,147,965

         6. SHARED VOTING POWER         0

         7. SOLE DISPOSITIVE POWER      6,147,965

         8. SHARED DISPOSITIVE POWER    0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              6,147,965

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                        7.62%

12. TYPE OF REPORTING PERSON
                         IA

1. NAMES OF REPORTING PERSONS

         College Retirement Equities Fund- Stock Account

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ( )
                                                              (b) ( )


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER           0

         6. SHARED VOTING POWER         4,760,603

         7. SOLE DISPOSITIVE POWER      0

         8. SHARED DISPOSITIVE POWER    4,760,603

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,760,603

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                   5.90%

12. TYPE OF REPORTING PERSON
                                    IV

1. NAMES OF REPORTING PERSONS

         Teachers Advisors, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ( )
                                                              (b) ( )


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER           2,193,046

         6. SHARED VOTING POWER         0

         7. SOLE DISPOSITIVE POWER      2,193,046

         8. SHARED DISPOSITIVE POWER    0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,193,046

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ()


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                   2.72%

12. TYPE OF REPORTING PERSON
                                    IA

Item 1(a).        NAME OF ISSUER:

                           Ferro Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1000 Lakeside Avenue
                           Cleveland, OH 44114-7000

Items 2(a)-2(c).    NAME,  ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP
                    OF PERSONS FILING:

                           TIAA-CREF Investment Management, LLC
                           ("Investment Management")
                           730 Third Avenue
                           New York, NY  10017-3206
                           Citizenship:  Delaware

                           Teachers Advisors, Inc. ("Advisors")
                           730 Third Avenue
                           New York, NY  10017-3206
                           Citizenship:  Delaware


Item 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock

Item 2(e).        CUSIP NUMBER:  315405100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


INVESTMENT MANAGEMENT

(a) ( ) Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( ) Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( ) Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1
        (b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CREF STOCK ACCOUNT

(a) ( ) Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( ) Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( ) Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) (x) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ( ) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1
        (b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ADVISORS

(a) ( )  Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )  Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1
        (b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.   OWNERSHIP

          (a) Aggregate amount beneficially owned: 8,341,011 (See Exhibit A attached)

          (b)  Percent of class: 10.34%

          (c)  Number of shares as to which person has:

                               INVESTMENT
                               MANAGEMENT     CREF- STOCK ACCOUNT    ADVISORS
                               ----------     ------------------     ---------
Sole Voting Power:             6,147,965            0               2,193,046

Shared Voting Power:           0                    4,760,603                0

Sole Dispositive Power:        6,147,965            0               2,193,046

Shared Dispositive Power:      0                    4,760,603                0



Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See Exhibit A attached

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

Item 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




          SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: January 8, 2010

                                       TIAA-CREF INVESTMENT MANAGEMENT, LLC

                                       By: /s/ Michael Albert
                                           ------------------
                                       Michael Albert
                                       Managing Director

                                       COLLEGE RETIREMENT EQUITIES FUND-STOCK
                                       ACCOUNT

                                       By: /s/ Michael Albert
                                           ------------------
                                       Michael Albert
                                       Managing Director


                                       TEACHERS ADVISORS, INC.

                                       By: /s/ Michael Albert
                                           ------------------
                                       Michael Albert
                                       Managing Director

                                    EXHIBIT A


ITEM 6.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") acts as the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 6,147,965 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), as well as the TIAA-CREF Asset Management Commingled Funds Trust I ("TCAM Funds"), and may be deemed to be a beneficial owner of 2,193,046 shares of Issuer's common stock owned by the Funds, Life Funds, VA-1 and TCAM Funds. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.